Exhibit 99.4

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b) and a disclosure made pursuant to Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust (the “Trust”) disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of

23 November 2005	838
9 December 2005	19,000
12 December 2005	23,294

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to a former participant of the Company’s share plans.

In addition, the former participant sold the following shares to the Trust to realise funds in order to meet the associated income tax and national insurance liabilities.

Date of acquisition by Trust	Number acquired

9 December 2005	4,374
12 December 2005	5,361

The Trust now holds a total of 896,440 ordinary shares of 10p each in the Company and the Directors and PDMRs, being potential beneficiaries under the Trust, are deemed to have a non-beneficial interest in such shares.

T M Williams

Deputy Company Secretary

Enquiries

Simon Evans	Group Media Relations Executive	Tel: +44 (0)117 933 7375

Nicola Tate	Investor Relations Manager	Tel: +44 (0)117 933 7082

Copies of our announcements are available on our website:  www.imperial-tobacco.com